Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş.	Türkiye
D Fast Dağıtım Hizmetleri ve Lojistik A.Ş.	Türkiye
Hepsi Finansal Danışmanlık A.Ş.	Türkiye
Hepsi Finansman A.Ş.	Türkiye